04001709

NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

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SEC FILE NUMBER
8-44559

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

RECEIVED FEB 27 2004 PROCESSING SECTION 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan A. Low (212) 421-1616
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Nathan A. Low ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Securities Corp. ,as of December 31 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
____
Title

____
Notary Public

MARCIA KUCHER, NOTARY PUBLIC
State of New York No. 03-4667377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUNRISE SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Sunrise Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
January 22, 2004

SUNRISE SECURITIES CORP.

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash	$ 266,790
Due from broker	219,584
Securities owned, not readily marketable, at estimated fair value	289,836
Due from affiliate	40,000
Prepaid expenses and other assets	78,120
Equipment, net of accumulated depreciation of $179,639	2,930
Employee advance	75,000
	$ 972,260
LIABILITIES	
Accounts payable and accrued expenses	$ 101,554
SHAREHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	3,119,782
Accumulated deficit	(2,546,076)
	870,706
	$ 972,260

See notes to financial statements

SUNRISE SECURITIES CORP.

Statement of Operations
Year Ended December 31, 2003

Revenues:	
Commissions and fees	$ 2,152,277
Trading and investment gains, net	1,991
Interest	14,424
	2,168,692
Expenses:	
Employee compensation and benefits	810,167
Clearance, floor brokerage, and commission expense	40,973
Communications	70,459
Professional fees	162,840
Management fees to affiliate	548,282
Other operating expenses	81,841
	1,714,562
Net income	$ 454,130

See notes to financial statements

SUNRISE SECURITIES CORP.

Statement of Changes in Shareholder's Equity

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2003	150	$ 297,000	$ 2,929,286	$ (3,000,206)	$ 226,080
Contributions			625,000		625,000
Distribution			(434,504)		(434,504)
Net income				454,130	454,130
Balance - December 31, 2003	150	$ 297,000	$ 3,119,782	$ (2,546,076)	$ 870,706

Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 454,130
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,422
Fees received in the form of securities distributed to shareholder	(434,504)
Changes in:	
Due from broker	(67,286)
Due from affiliate	(40,000)
Prepaid expenses and other assets	(63,737)
Employee advance	(62,680)
Securities owned, not readily marketable, at estimated fair value	(289,836)
Accounts payable and accrued expenses	69,160
Net cash used in operating activities	(433,331)
Cash flows from financing activities:	
Contributions from shareholder	625,000
Net increase in cash	191,669
Cash at beginning of year	75,121
Cash at end of year	$ 266,790
Supplemental disclosures of cash flow information:	
Taxes paid	$ 511
Fees received in the form of securities distributed to employees as compensation and to an affiliate owned by its sole shareholder	$ 370,496
Non-cash financing transaction:	
Distribution of securities to shareholder	$ 434,504

See notes to financial statements

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Sunrise Securities Corp. (the "Company") is a registered broker/dealer that clears all of its securities transactions through a correspondent broker on a fully disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3.

[2] Securities transactions:

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis.

[3] Depreciation:

Depreciation of equipment is provided for by the straight-line method over estimated useful lives of five years.

[4] Securities owned, marketable and not readily marketable:

Securities owned, marketable are stated at market value.

Securities owned, not readily marketable are valued at fair value as determined by management.

From time to time the Company earns fees in the form of securities, which, generally, are not readily marketable. These securities are valued at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in trading and investment gains, net. During 2003, the Company received fees of $805,000 in the form of securities.

[5] Income taxes:

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for federal and state purposes. The Company is subject to New York City corporation taxes.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and these differences could be material.

NOTE B - RELATED PARTY TRANSACTIONS

In 2003, the Company recorded management fees aggregating $548,282 to an affiliate for management and office services. Such affiliate is wholly owned by the sole shareholder of the Company. In addition, net advances to such affiliate amounted to $40,000 at December 31, 2003. Such advance is noninterest bearing and will be reduced by future allocations of expenses from the affiliate to the Company as discussed below.

NOTE B - RELATED PARTY TRANSACTIONS (CONTINUED)

During the period January 1, 2003 through November 30, 2003, the affiliate paid certain operating expenses of the Company. The Company did not reimburse its affiliate for such expenses, and as such actual results could differ from those reported in the absence of this arrangement. Commencing December 1, 2003, the Company has recorded an allocation of shared expenses based on its proportional cost. Such allocation amounted to $35,000 for the month of December 2003.

In 2003, the Company distributed $434,504 in fair value of securities to its sole shareholder.

NOTE C - INCOME TAXES

Deferred tax assets at December 31, 2003 which amount to $225,000 represent the New York City tax effect of $217,000 related to net operating loss carryforwards and $8,000 related to cash to accrual adjustments, which has been fully reserved, based on the likelihood of its realization. The change in the valuation allowance from 2002 amounts to a decrease of $43,000. As of December 31, 2003, the Company has net operating loss carryforwards of $2,450,000, which expire through 2022.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of approximately $385,000 as compared to net capital requirements of $100,000.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are held in custodial accounts by its clearing broker. The entire amount due from broker is from the same clearing broker.

Supplementary Information

SUNRISE SECURITIES CORP.

Schedule of Computation of Net Capital
December 31, 2003

Total shareholder's equity	$ 870,706
Deductions:	
Prepaid expenses and other assets	78,120
Employee advance	75,000
Securities owned, not readily marketable, at estimated fair value	289,836
Due from affiliate	40,000
Equipment, net	2,930
	485,886
Net capital	$ 384,820
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 101,554
Ratio of aggregate indebtedness to net capital	.26 to 1
Minimum capital required	$ 100,000
Excess of net capital over minimum requirement	$ 284,820
Reconciliation with Company's computation (included in Part II A of Form X-17a-5 as of December 31, 2003):	
Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$ 346,154
Audit adjustments to reduce New York City income tax provision and to accrue legal fees	38,666
Net capital per above	$ 384,820

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Sunrise Securities Corp.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Sunrise Securities Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of Sunrise Securities Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
January 22, 2004